Exhibit 99.1

XP INC. ANNOUNCES CLOSING OF PUBLIC FOLLOW-ON OFFERING

São Paulo, Brazil, December 7, 2020 — XP Inc., or XP (Nasdaq: XP) announced today the closing of its underwritten public offering of 31,654,894 Class A common shares, 7,130,435 of which were issued and sold by the Company and 24,524,459 of which were sold by ITB Holding Brasil Participações Ltda. at a public offering price of US$39.00 per share. The offering was made pursuant to a registration statement on Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”).

In connection with the offering, XP and the selling shareholder have granted the underwriters the option to purchase up to 4,135,122 additional Class A common shares at the public offering price less the underwriting discount.

XP Investimentos, Itaú BBA, Morgan Stanley and J.P. Morgan acted as Global Coordinators and Joint Bookrunners of this offering.

Copies of the final prospectus related to the offering may be obtained from: XP Investimentos, Tower 45, 55 West 46th Street, 30th Floor, New York, New York 10036; Itaú BBA, 540 Madison Avenue 24th Floor, New York, New York 10022, Attention: Equity Sales Desk, telephone: 1-212-710-6756 or by emailing roadshowdesk@itaubba.com; Morgan Stanley, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, New York 10014; or J.P. Morgan, c/o Broadridge Financial Solutions, Attention: Prospectus Department, 1155 Long Island Avenue, Edgewood, New York 11717, telephone: 1-866-803-9204.

A registration statement on Form F-1 relating to these securities has been filed with, and declared effective by, the SEC. Copies of the registration statement can be accessed through the SEC’s website at www.sec.gov. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About XP

XP is a leading, technology-driven platform and a trusted provider of low-fee financial products and services in Brazil. XP’s mission is to disintermediate the legacy models of traditional financial institutions by:

•	Educating new classes of investors;

•	Democratizing access to a wider range of financial services;

•	Developing new financial products and technology applications to empower clients; and

•	Providing high-quality customer service and client experience in the industry in Brazil.

XP provides customers with two principal types of offerings, (i) financial advisory services for retail clients in Brazil, high-net-worth clients, international clients and corporate and institutional clients, and (ii) an open financial product platform providing access to over 750 investment products including equity and fixed income securities, mutual and hedge funds, structured products, life insurance, pension plans, real-estate investment funds (REITs) and others from XP, its partners and competitors.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. Words such as “expect,” “anticipate,” “should,” “believe,” “hope,” “aim,” “target,” “project,” “goals,” “estimate,” “potential,” “predict,” “may,” “will,” “might,” “could,” “intend,” variations of these terms or the negative of these terms and similar expressions are intended to identify these statements. Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond XP Inc.’s control.

XP Inc’s actual results could differ materially from those stated or implied in forward-looking statements due to several factors, including but not limited to: competition, change in clients, regulatory measures, a change in external forces, among other factors.

For any questions, please contact:

Carlos Lazar, Head of Investor Relations	Investor Contact: ir@xpi.com.br
André Martins, Investor Relations Specialist	IR Website: investors.xpinc.com
Natali Pimenta, Investor Relations Analyst